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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Palm Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
69713P107
(CUSIP Number)
September 13, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	696643105	Page	1	of	4

1	NAMES OF REPORTING PERSONS:

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Sagio Investments SA

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

Switzerland

	5	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		4,687,740**

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH:	8	SHARED DISPOSITIVE POWER:

4,687,740**

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

4,687,740**

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

4.52%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

**	Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by Sagio Investments SA that it is the beneficial owner of any of the Common Stock of Palm, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1(a) Name of Issuer: Palm, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices: 950 W. Maude Avenue, Sunnyvale, CA 94085.
Item 2(a) Name of Person Filing: Sagio Investments SA
Item 2(b) Address of Principal Business Officer or, if none, Residence: 11 Course De Rive, 1204 Geneva, Switzerland.
Item 2(c) Citizenship: Switzerland
Item 2(d) Title and class of Securities: Common Stock.
Item 2(e) CUSIP Number: 696643105
Item 3. Type of Reporting Person: N/A. The Reporting Person is a Swiss entity regulated by Swiss authorities, including the Association Romance des Intermediaries Financiers, a self-regulating body, and subject to all Swiss laws and regulations.
Item 4. Ownership
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A
Item 8. Identification and Classification of Members of the Group: N/A
Item 9. Notice of Dissolution of Group: N/A
Item 10. Certifications
SIGNATURE

Item 1(a) Name of Issuer: Palm, Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices: 950 W. Maude Avenue, Sunnyvale, CA 94085.
Item 2(a) Name of Person Filing: Sagio Investments SA
Item 2(b) Address of Principal Business Officer or, if none, Residence: 11 Course De Rive, 1204 Geneva, Switzerland.
Item 2(c) Citizenship: Switzerland
Item 2(d) Title and class of Securities: Common Stock.
Item 2(e) CUSIP Number: 696643105
Item 3. Type of Reporting Person: N/A. The Reporting Person is a Swiss entity regulated by Swiss authorities, including the Association Romance des Intermediaries Financiers, a self-regulating body, and subject to all Swiss laws and regulations.
Item 4. Ownership
(a)	Amount beneficially owned: 4,687,740**

(b)	Percent of Class: 4.52%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: -0-

(ii)	Shared power to vote or to direct the vote: 4,687,740**

(iii)	Sole power to dispose or to direct the disposition of: -0-

(iv)	Share power to dispose or to direct the disposition of: 4,687,740**
Item 5. Ownership of Five Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ]
Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: N/A
Item 8. Identification and Classification of Members of the Group: N/A
Item 9. Notice of Dissolution of Group: N/A
Item 10. Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 19, 2006 SAGIO INVESTMENTS SA
By:	/s/ Gualtiero Giori
Gualtiero Giori
Administrateur and Investment Manager